                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               MPSI SYSTEMS, INC.
                         ------------------------------
                                (NAME OF ISSUER)



                                  COMMON STOCK
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    553412206
                             ----------------------
                                 (CUSIP NUMBER)


                                    12/31/99
                             ----------------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


        ----------------------------------------------------------------


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CUSIP NO.          553412206
             ---------------
--------------------------------------------------------------------------------

1)   Names of Reporting Persons              I.R.S. No. 31-0738296
     S.S. or I.R.S. Identification Nos. of          BANK ONE CORPORATION
     Above Persons

--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a
     Member of a Group                     (a)
     (See Instructions)                       -----------------
                                           (b)
                                              -----------------

--------------------------------------------------------------------------------

3)   SEC Use only
--------------------------------------------------------------------------------

4)   Citizenship or Place of
     Organization                          ILLINOIS

--------------------------------------------------------------------------------

Number of Shares           (5)  Sole Voting Power                    235,773
Beneficially                                                  --------------
Owned by                   (6)  Shared Voting Power                        0
Each Reporting                                                --------------
Person with                (7)  Sole Dispositive Power               235,773
                                                              --------------
                           (8)  Shared Dispositive Power                   0
                                                              --------------

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially                                   235,773
     Owned by Each Reporting Person                           --------------

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                 8.3%
                                                              --------------

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                           HC
     (See Instructions)                                       --------------


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SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No. 1
Item 1(a))        Name of Issuer:                              MPSI Systems, Inc.
                                                             ----------------------------

Item 1(b)         Address of Issuer's principal executive
                  offices:                                     4343 South 118th East Ave.
                                                             ----------------------------
                                                               Tulsa, OK 74146
                                                             ----------------------------

Item 2(a)         Name of person filing:             BANK ONE CORPORATION

Item 2(b)         Address of principal business office or,     One First National Plaza
                  if none residence:                           Chicago, IL 60670

Item 2(c)         Citizenship:                      Not Applicable

Item 2(d)         Title of class of securities:     Common Stock
                                                    -------------------------------------

Item 2(e)         CUSIP No.:                        553412206
                                                    -------------------------------------

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

                  This beneficial ownership by BANK ONE CORPORATION with respect to
                  common shares of   MPSI Systems, Inc.                            :
                                  -------------------------------------------------

                  (a)      Amount beneficially owned:                  235,773
                  (b)      Percent of class                    ---------------
                                                                          8.3%
                                                               ---------------

                  (c)      Number of shares as to which such person has:

                           (I)      Sole power to vote or to direct the vote:         235,773
                                                                                -------------
                           (ii)     Shared power to vote or to direct the vote:             0
                                                                                -------------
                           (iii)    Sole power to dispose or to direct the            235,773
                                    disposition of:                             -------------

                           (iv)     Shared power to dispose or to direct the                0
                                    disposition of:                             -------------

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

Item 5.  Ownership of 5 percent or less of a Class.                                 N/A
                                                                                ----------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.              N/A
                                                                                ----------

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security
                  Being Reported on By the Parent Holding Company.
                                                                                ----------

                                     Bank One Trust Company, N.A.

Item 8.  Identification and Classification of Members of the Group.                N/A
                                                                                ----------

Item 9.  Notice of Dissolution of Group.                                           N/A
                                                                                ----------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:       February 9, 2000
        ------------------------



                                             BANK ONE CORPORATION

                                        By:  /s/ DAVID J. KUNDERT
                                             David J. Kundert
                                             EXECUTIVE VICE PRESIDENT
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